===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   -----------
                                   SCHEDULE TO
                                AMENDMENT NO. 10

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 EON LABS, INC.
                            (Name of Subject Company)

                                   NOVARTIS AG
                              NOVARTIS CORPORATION
                            ZODNAS ACQUISITION CORP.
                       (Name of Filing Persons--Offerors)

                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                    29412E100
                      (CUSIP Number of Class of Securities)

                                  George Miller
                        Head of Legal and General Affairs
                                   Novartis AG
                                 35 Lichtstrasse
                           CH-4002 Basel, Switzerland
                                 41-61-324-1111
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                   -Copies to-
                           Andrew R. Brownstein, Esq.
                             Trevor S. Norwitz, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                               New York, NY 10019
                                 (212) 403-1000
                                   -----------

                            CALCULATION OF FILING FEE

                 Transaction Valuation     Amount of Filing Fee
                 ----------------------------------------------
                     $977,098,158*              $115,005*
                 ----------------------------------------------

                 ----------------------------------------------
* Estimated for purposes of calculating the amount of the filing fee only. The calculation of the filing fee is described on the cover page to Amendment No. 1 to the Schedule TO filed on May 27, 2005.
[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
      Amount Previously Paid: $115,005        Filing Party: Novartis Corp.
      Form or Registration No.: Schedule TO   Date Filed:  May 23, 2005
[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]  third-party tender offer subject to Rule 14d-1.
[_]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
===============================================================================

          This Amendment No. 10 amends and supplements the Tender Offer Statement on Schedule TO, as amended, (the "SCHEDULE TO"), originally filed with the Securities and Exchange Commission on May 23, 2005 and as amended and supplemented by Amendment No. 1 on May 27, 2005, Amendment No. 2 on June 2, 2005, Amendment No. 3 on June 7, 2005, Amendment No. 4 on June 15, 2005, Amendment No. 5 on June 21, 2005, Amendment No. 6 on July 5, 2005, Amendment No. 7 on July 8, 2005, Amendment No. 8 on July 19, 2005, and Amendment No. 9 on July 21, 2005 by Novartis AG, a Swiss Corporation, Novartis Corporation ("NOVARTIS US"), a New York corporation and an indirect wholly owned subsidiary of Novartis AG, and Zodnas Acquisition Corp. ("ZODNAS"), a Delaware corporation and an indirect wholly owned subsidiary of Novartis US. The Schedule TO relates to the offer by Zodnas to purchase any and all of the outstanding shares of common stock, par value $0.01 per share (the "SHARES"), of Eon Labs, Inc., a Delaware corporation ("EON"), for $31.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2005 (the "OFFER TO PURCHASE"), and in the related Letter of Transmittal. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and Schedule TO.

ITEMS 1 THROUGH 9 AND 11.

          Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:


     As previously indicated, the Offer expired at 5:30 pm New York City time on Wednesday, July 20, 2005. Based on the final count by the Depositary, 26,814,160 Shares were tendered and not properly withdrawn. The Purchaser has accepted all these Shares for payment and will promptly pay the Offer Price in respect of such Shares.

           The Merger was consummated effective as of 5:00 pm Eastern time on July 26, 2005 without a meeting of the Company's stockholders in accordance with Delaware's short-form merger statute. As a result of the Merger, each remaining outstanding Share was converted into the right to receive $31.00 per Share, in cash, without interest, other than Shares held by Novartis AG (other than in a representative or fiduciary capacity) or any of its subsidiaries, the Company directly as treasury stock, or Shares held by Company stockholders that perfect their rights to appraisal in accordance with Delaware law.

          The full text of the press release announcing the final results of the Offer and the consummation of the Merger is attached as Exhibit (a)(5)(J) hereto and is incorporated herein by reference.


ITEM 12.   EXHIBITS

           Item 12 of the Schedule TO is hereby amended by adding thereto the following:

(a)(5)(J)  Text of Press Release issued by Novartis dated July 27, 2005.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 27, 2005

                                    NOVARTIS AG


                                    By:    /s/ George Miller
                                        ------------------------------
                                        Name   George Miller
                                        Title: Authorized Signatory


                                    By:    /s/ Dr. Thomas Huggenberger
                                        ------------------------------
                                        Name:  Dr. Thomas Huggenberger
                                        Title: Authorized Signatory


                                    NOVARTIS CORPORATION


                                    By:    /s/ Martin Henrich
                                        ------------------------------
                                        Name:  Martin Henrich
                                        Title: Executive Vice President


                                    ZODNAS ACQUISITION CORP.


                                    By:    /s/ Wayne P. Merkelson
                                        ------------------------------
                                        Name:  Wayne P. Merkelson
                                        Title: Vice President

                          EXHIBIT INDEX



*(a)(1)(A)   Offer to Purchase, dated May 23, 2005.

*(a)(1)(B)   Form of Letter of Transmittal.

*(a)(1)(C)   Form of Notice of Guaranteed Delivery.

*(a)(1)(D)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.

*(a)(1)(E)   Form of Letter to Clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees.

*(a)(1)(F)   Guidelines for Certification of Taxpayer Identification Number
             (TIN) on Substitute Form W-9.

(a)(2)       Not applicable.

(a)(3)       Not applicable.

(a)(4)       Not applicable.

*(a)(5)(A)   Text of Press Release issued by Novartis dated February 21, 2005, incorporated in this Schedule TO by reference to the Schedule TO filed by Novartis AG, Novartis US and Zodnas on February 22, 2005.

*(a)(5)(B)   Form of Summary Advertisement published in The Wall Street Journal on May 23, 2005.

*(a)(5)(C)   Text of Press Release issued by Novartis dated May 27, 2005.

*(a)(5)(D)   Text of Press Release issued by Novartis dated June 7, 2005.

*(a)(5)(E)   Text of Press Release issued by Novartis dated June 21, 2005.

*(a)(5)(F)   Text of Press Release issued by Novartis dated July 5, 2005.

*(a)(5)(G)   Text of Press Release issued by Novartis dated July 8, 2005.

*(a)(5)(H)   Text of Press Release issued by Novartis dated July 19, 2005

*(a)(5)(I)   Text of Press Release issued by Novartis dated July 21, 2005

(a)(5)(J)    Text of Press Release issued by Novartis dated July 27, 2005.

*(a)(6)(A)   Complaint titled Ellen Wiehl v. Eon Labs, Inc. et al., filed on
             February 22, 2005, in the Chancery Court of the State of Delaware,
             County of New Castle.

*(a)(6)(B)   Complaint titled Paulena Partners LLC v. Eon Labs, Inc. et al., filed on February 22, 2005, in the Chancery Court of the State of Delaware, County of New Castle.

*(a)(6)(C)   Complaint titled Robert Kemp, IRRA v. Eon Labs, Inc. et al., filed on February 22, 2005, in the Chancery Court of the State of Delaware, County of New Castle.

*(a)(6)(D)   Complaint titled Peter J. Calcagno v. Eon Labs, Inc. et al., filed on February 23, 2005, in the Chancery Court of the State of Delaware, County of New Castle.

*(a)(6)(E)   Complaint titled Christopher Pizzo v. Novartis AG et al., filed on
             February 23, 2005, in the Supreme Court of the State of New York,
             County of New York.

*(a)(6)(F)   Complaint titled Erste Sparinvest Kapitalanlagegesellschaft MBH v.
             Eon Labs, Inc. et al., filed on March 1, 2005, in the Chancery
             Court of the State of Delaware, County of New Castle.

*(a)(6)(G)   Complaint titled Merl Huntsinger v. Eon Labs, Inc. et al., filed on March 1, 2005, in the Chancery Court of the State of Delaware,
             County of New Castle.

*(a)(6)(H)   Complaint titled Jason Hung v. Eon Labs, Inc. et al., filed on
             March 3, 2005, in the Chancery Court of the State of Delaware,
             County of New Castle.

*(a)(6)(I)   Consolidated Amended Complaint titled In re Eon Labs, Inc.
             Shareholders Litigation, filed on May 27, 2005, in the Chancery
             Court of the State of Delaware, County of New Castle.

*(a)(6)(J)   Memorandum of Understanding dated as of July 8, 2005, by and among the parties to the actions filed in the Court of Chancery of the State of Delaware, County of Newcastle, titled IN RE EON LABS,
             INC. SHAREHOLDERS LITIGATION.

(b)          None.

*(d)(1) Agreement and Plan of Merger, dated as of February 20, 2005, by and among Novartis US, Zodnas, Eon and, for purposes of Section 12 thereof only, Novartis AG, incorporated in this Schedule TO by reference to Exhibit 2.2 to the Schedule 13D filed by Novartis US, Novartis AG and Zodnas on March 2, 2005.

*(d)(2) Agreement for Purchase and Sale of Stock, dated as of February 20, 2005, by and between Novartis US, Santo and, for purposes of
             Section 10.12 thereof only, Novartis AG, incorporated in this Schedule TO by reference to Exhibit 2.1 to the Schedule 13D filed by Novartis US, Novartis AG and Zodnas on March 2, 2005.

*(d)(3) Confidentiality Agreement, by and between Novartis US and Eon, dated as of February 11, 2005, incorporated in this Schedule TO by reference to Exhibit 2.3 to the Schedule 13D filed by Novartis US, Novartis AG and Zodnas on March 2, 2005.

(g)          None.

(h)          Not applicable.

------------------------

* Previously filed.